UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated February 13, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F__✓___             Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes______                       No__✓___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

This Report on Form 6-K contains a news release dated 13 February 2012 entitled ‘RESPONSE TO PRESS SPECULATION’

13 February 2012

RESPONSE TO PRESS SPECULATION

Vodafone notes the recent press speculation regarding Cable & Wireless Worldwide plc (“CWW”).

Vodafone regularly reviews opportunities in the sector and confirms that it is in the very early stages of evaluating the merits of a potential offer for CWW. There is no certainty that an offer will be made nor as to the terms on which any offer might be made. Any offer, if made, will be in cash but Vodafone reserves the right to change the specie of consideration. A further announcement will be made in due course, if appropriate.

In accordance with Rule 2.6a of the Takeover Code, Vodafone is required to, by not later than 5pm on 12 March 2012, either announce a firm intention to make an offer in accordance with Rule 2.7 of the Takeover Code or announce that it does not intend to make an offer, in which case the announcement will be treated as a statement to which Rule 2.8 of the Takeover Code applies unless the Panel on Takeovers and Mergers has consented to an extension of this deadline.

- ends -

For further information:

Vodafone Group

Investor Relations	Media Relations
Tel: +44 (0) 7919 990 230	Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with over 398 million customers in its controlled and jointly controlled markets as at December 31, 2011. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide. For more information, please visit www.vodafone.com

Disclosure requirements of the Takeover Code (the “Code”)

Under Rule 8.3(a) of the Code, any person who is interested in 1% or more of any class of relevant securities of an offeree company or of any paper offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any paper offeror is first identified. An Opening Position

Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any paper offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a paper offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.

Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1% or more of any class of relevant securities of the offeree company or of any paper offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any paper offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any paper offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.

If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a paper offeror, they will be deemed to be a single person for the purpose of Rule 8.3.

Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Takeover Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. You should contact the Panel’s Market Surveillance Unit on +44 (0)20 7638 0129 if you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: 13 February , 2012	By:	/s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary